UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
MEMBERS® Horizon Variable Separate Account

Address of Principal Business Office
(No. & Street, City, State, Zip Code):
2000 Heritage Way
Waverly, IA 50677

Telephone Number (including area code):
(800) 798-5500

Name and address of agent for service:
CT Corporation System
400 East Court Avenue
Des Moines, IA 50309

COPIES TO:
Ross D. Hansen
MEMBERS Life Insurance Company
5910 Mineral Point Road
Madison, WI 53705

CHECK APPROPRIATE BOX:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐ NO X

Item 1.  Exact name of registrant.

MEMBERS® Horizon Variable Separate Account

Item 2.  Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State: Iowa
Date: June 8, 2015

Item 3.   Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association fund).

The registrant is organized as a separate account of MEMBERS Life Insurance Company.

Item 4.  Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Unit Investment Trust

Item 5.  If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Not applicable

Item 6. Name and address of each investment adviser of registrant.

Not applicable

Item 7.  If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not applicable

Item 8.  If registrant is an unincorporated investment company not having a board of directors: (a) state the name and address of each sponsor of registrant;

MEMBERS Life Insurance Company 2000 Heritage Way Waverly, IA 50677

(b) state the name and address of each officer and director of each sponsor of registrant;

M. Jeffrey Bosco, Director 5910 Mineral Point Road Madison, WI 53705

Christopher J. Copeland, Director 5910 Mineral Point Road Madison, WI 53705

Thomas J. Merfeld, Director 5910 Mineral Point Road Madison, WI 53705

James M. Power, Director 5910 Mineral Point Road Madison, WI 53705

Robert N. Trunzo, Director 5910 Mineral Point Road Madison, WI 53705

(c) state the name and address of each trustee and each custodian of registrant.

Not applicable

Item 9.  (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not applicable

Item 10.  State the current value of registrant’s total assets.

$0

Item 11.  State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.  Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the Registrant has caused this Notification of Registration to be duly signed on its behalf of the Registrant in the City of Waverly, in the State of Iowa on the 19th day of August, 2015.

MEMBERS® Horizon Separate Account By: MEMBERS Life Insurance Company

By:	/s/Ross D. Hansen

Ross D. Hansen
Associate General Counsel

Attest:

/s/Diane Fisher

Name: Diane Fisher Title: Senior Law Specialist